

Mail Stop 3561

May 27, 2010

<u>Via Fax & U.S. Mail</u>

Mr. Dara Khosrowshahi, Chief Executive Officer
Expedia, Inc.
333 108th Avenue NE
Bellevue, Washington 98004

      Re: **Expedia, Inc.**
                 Form 10-K for the year ended December 31, 2009
                 Filed February 11, 2010
                 File No. 000-51447

Dear Mr. Khosrowshahi:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                   Sincerely,

                                   Linda Cvrkel
                                   Branch Chief